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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number 1-10397
                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB       [ ] Form 20-F     [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

For Period Ended: September 30, 1997

[ ] Transition Report on Form 10-K            [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K            [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        Part I -- Registrant Information

Full Name of Registrant    AmeriQuest Technologies, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)     425 Privet Road

City, State and Zip Code     Horsham, Pennsylvania 19044

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                       Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III -- Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

AmeriQuest (the "Company") desires the additional time to file its September 30, 1997 Form 10-K to allow for either a renewal of its existing line of credit or replacement by an alternate lender.

The Company's Form 10-K has been substantially completed as of December 29, 1997. The Company's auditor, Arthur Andersen LLP, has substantially completed their audit of the Company's September 30, 1997 consolidated financial statements. However, Arthur Andersen LLP has not completed its evaluation of the Company's ability to continue in existence as a going concern. Such evaluation requires the Company to demonstrate it has, among other things, sufficient cash resources to meet its needs through September 30, 1998. Through September 30, 1997, Computer 2000 AG had guaranteed lines of credit with four German banks. Such guarantees expired on September 30, 1997, at which time Computer 2000 AG paid the outstanding bank lines of credit that totaled $27.7 million and converted the loans to a non-interest bearing demand loan. Computer 2000 AG has agreed to defer demand of payment through September 30, 1998 and subordinate its loan to the Company's working capital lender. The Company's existing secured line of credit with IBM Credit Corporation matures on February 28, 1998. The Company has obtained a commitment from a bank to replace this secured line of credit. Closing for this loan is scheduled for January 9, 1998. Alternatively, the Company has requested IBM Credit Corporation to extend its line of credit until September 30, 1998. The Company believes that one of its alternatives will be in place prior to January 13, 1998.

Arthur Andersen LLP has advised the Company that consummation of the bank line of credit or extension of the IBM Credit Corporation line of credit will, assuming no other adverse changes in the Company's financial condition or business, permit it to render an unqualified audit opinion. Management of the Company believes that a going concern audit opinion would adversely impact the Company's business which could cause harm to its public shareholders.

The Company hereby requests a fifteen day extension in order to file its September 30, 1997 Form 10-K.
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                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

    Jon D. Jensen         (215)  675-9300
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    (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    AmeriQuest Technologies, Inc.
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    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1997   By: /s/ Jon D. Jensen
                              ----------------------
                              Jon D. Jensen
                              Chief Financial Officer, Chief Operating Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).

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                          [ARTHUR ANDERSEN LETTERHEAD]


December 29, 1997

VIA FACSIMILE
Mr. Jon D. Jensen
AmeriQuest Technologies, Inc.
425 Privet Road
Horsham, PA 19044


Re: Form 12b-25



Dear Mr. Jensen:

We have read the AmeriQuest Technologies, Inc.'s Form 12b-25 dated December 29, 1997 and agree with the information contained therein.


Very truly yours,

ARTHUR ANDERSEN LLP


By /s/ Donald A. Denkhaus
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   Donald A. Denkhaus